UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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 REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT of 1934
September 11, 2025
Commission File Number:  001-41683
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 Pan American Silver Corp.
(Translation of registrant’s name into English)
 2100-733 Seymour Street
VANCOUVER BC CANADA V6B 0S6
(Address of principal executive offices)
 _____________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

EXHIBIT LIST

Exhibit	Description
99.1	News Release - Pan American Silver Reports Mineral Reserves and Mineral Resources as at June 30, 2025

Exhibit 99.1 of this report on Form 6-K is incorporated by reference into the Registrant’s registration statements on Form S-8 (Nos. 333-180494, 333-180495, 333-206162, and 333-229795) that have been filed with the Securities and Exchange Commission.

Signature
 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp.
(Registrant)

Date: September 11, 2025	By:	/s/ "Delaney Fisher"
Delaney Fisher
SVP, Associate General Counsel and Corporate Secretary